SECURITIES AND EXCHANGE COMMISSION

02018482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41920

RECEIVED MAR 1 2002 SEC MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barrington Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Blvd., Suite #2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduard Bagdasarian (310) 479-3500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kellogg & Andelson
(Name — if individual, state last, first, middle name)

14724 Ventura Blvd., 2nd Floor, Sherman Oaks, CA 91403
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to t[he] best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [of]

Barrington Associates, as [of]

December 31, 2001, are true and correct. I further swear (or affirm) that neither the compa[ny] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [of] a customer, except as follows:

____

____

____

Eduard Bagdasarian
Signature

Chief Financial Officer
Title

____
Notary Public

See attached CA All-purpose Acknowledgment

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On Feb. 26, 2002 (Date), before me, Catherine Shump, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Eduard Bagdasarian (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CATHERINE L. SHUMP
Commission # 1315309
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

Place Notary Seal Above

WITNESS my hand and official seal.

Cath L. Shump
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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BARRINGTON ASSOCIATES

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

CONTENTS

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION

Board of Directors
Barrington Associates
Los Angeles, California

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Barrington Associates ("the Company") as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Kellogg & Andelson

January 18, 2002

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASSOCIATES OFFICES IN PRINCIPAL CITIES

14724 VENTURA BOULEVARD SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403
PHONE (818) 971-5100 FAX (818) 971-5155

BARRINGTON ASSOCIATES

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,087,626	$ 2,904,222
Accounts receivable, no allowance required	104,396	106,734
Investments	7,407	7,407
Prepaids and other current assets	21,634	660
Total current assets	3,221,063	3,019,023
PROPERTY AND EQUIPMENT, net	347,106	415,614
SECURITY DEPOSITS	76,676	80,530
	$ 3,644,845	$ 3,515,167

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 97,015	$ 394,575
Current portion of capitalized lease obligations	16,255	12,493
Total current liabilities	113,270	407,068
CAPITALIZED LEASE OBLIGATIONS, net of current portion	32,015	35,455
Total liabilities	145,285	442,523
COMMITMENTS	-	-
STOCKHOLDERS' EQUITY:		
Common stock, no par value;		
Series A		
500,000 shares authorized,		
103,090 shares issued and outstanding	4,950	4,950
Series B		
500,000 shares authorized,		
6,312 shares issued and outstanding	1,941,216	1,941,216
Retained earnings	1,553,394	1,126,478
Total stockholders' equity	3,499,560	3,072,644
	$ 3,644,845	$ 3,515,167

The accompanying notes are an integral part of these financial statements

NOTES TO STATEMENTS OF FINANCIAL CONDITION

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Barrington Associates (formerly known as Barrington Financial Corporation dba Barrington Associates) ("the Company") was incorporated in 1984. The Company is a private investment banking firm headquartered in Los Angeles which provides expert merger and acquisition and corporate finance services. The Company is a registered broker-dealer with the National Association of Securities Dealers ("NASD").

Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The Company files its income tax returns on the cash basis of accounting.

Revenue Recognition

Due to their contingent nature, the majority of revenues of the Company are earned when the transactions in which the Company engages are completed.

Cash and Cash Equivalents

For the purpose of presentation in the Company's statements of cash flow, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash and (b) so near to maturity that they present insignificant risk of change in value due to changing interest rates.

Property and Equipment

Property and equipment are recorded at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs are expensed as incurred and additions, renewals and betterments are capitalized.

Income Taxes

The Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (S Corporation election) effective September 1, 1999. Under these provisions the stockholders are liable for income tax on their respective shares of the Company's taxable income. In addition, there is a 1.5% tax on the Company's taxable income for state purposes with a minimum tax of $800. Accordingly, no liability or provision for federal income taxes attributable to S Corporation operations is included in the accompanying financial statements, nor are any deferred taxes provided for temporary differences between tax and financial reporting. Provision for state income taxes has been provided based upon the applicable state income tax rate.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investments

The Company's stock equity investments are available for sale and recorded at market value.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable.

The Company maintains most of its cash balances at a financial institution located in Los Angeles, California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At times, such balances are in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of credit risk with respect to accounts receivable are limited. Generally, the Company does not require collateral or other security to support accounts receivable. Management continually monitors the financial condition of these companies to reduce the risk of loss.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2001	2000	Life In Years
Office equipment	$ 253,716	$ 254,063	5 - 7
Furniture and fixtures	306,590	292,142	5 - 7
Computer equipment	166,536	127,639	5
Leasehold improvements	20,605	20,605	31.5
Capitalized leases – equipment	87,721	73,390	5
	835,168	767,839	
Less: accumulated depreciation and amortization	488,062	352,225	
	$ 347,106	$ 415,614	

Depreciation and amortization charged to operations for the year ended December 31, 2001 and for the sixteen month period ended December 31, 2000 amounted to $135,837 and $124,229, respectively. As of December 31, 2001 and 2000, accumulated amortization for capitalized leases - equipment amounted to $54,051 and $39,177, respectively.

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following for the periods ended December 31:

	2001	2000
Current:		
Federal	$ -	$ -
State	49,350	88,388
	$ 49,350	$ 88,388

NOTE 4 - CAPITALIZED LEASE OBLIGATIONS

The Company leases equipment under capital lease obligations which expires in March 2006. The capitalized fair value of the equipment is being depreciated over five years (Note 2).

As of December 31, 2001, the remaining obligations under these capital lease agreements are as follows:

	Amount
2002	$ 21,783
2003	21,622
2004	9,928
2005	4,081
2006	1,020
Total future minimum lease payments	58,434
Less: amount representing interest	10,164
Capitalized lease obligations	48,270
Less: current portion of capitalized lease obligations	16,255
Long-term obligations under capital lease	$ 32,015

NOTE 5 - COMMITMENTS

The Company has commitments related to leases of the office facilities and vendor arrangements.

The Company leases various office facilities under operating leases expiring through November 2006 and requiring minimum monthly rental payments of approximately $52,700.

The remaining minimum commitments under the amended lease agreement are as follows:

Year Ending December 31,	Amount	Sublease to Nonrelated Parties	Total
2002	$ 631,946	$ (57,770)	$ 574,176
2003	513,549	-	513,549
2004	514,105	-	514,105
2005	577,590	-	577,590
2006	537,448	-	537,448
	$ 2,774,638	$ (57,770)	$ 2,716,868

NOTE 5 - COMMITMENTS - CONTINUED

Office rental expense for the year ended December 31, 2001 and for the sixteen month period ended December 31, 2000 was $468,695 and $637,551, respectively, which is net of sublease income of $168,646 and $106,144, respectively.

The Company has a month to month sublease agreement with a related party with monthly payments of $3,000. Total amount earned from this sublease is $30,000 and is included in general and administrative expenses in the accompanying financial statements.

As of December 31, 2001, the Company had outstanding commitments to purchase $43,266 of software from a vendor for use in the normal course of business. The Company expects to satisfy these purchase commitments by the end of 2002.

NOTE 6 - PROFIT SHARING PLAN

The Company has a profit sharing plan that covers certain employees. Contributions are made at the discretion of the board of directors subject to plan and statutory limitations. Contributions made to the plan for the year ended December 31, 2001 and for the sixteen month period ended December 31, 2000 amounted to $137,730 and $134,322, respectively. At December 31, 2001 and 2000, there were no accrued contributions.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum level of net capital of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, both as defined. At December 31, 2001, the Company had net capital of $2,912,816, which amounted to $2,903,131 in excess of its minimum required net capital of $9,685.

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION

Board of Directors
Barrington Associates
Los Angeles, California

Independent Auditor's Report on Internal Control

In planning and performing our audit of the statement of financial condition of Barrington Associates ("the Company"), as of December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC) we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASSOCIATES OFFICES IN PRINCIPAL CITIES

14724 VENTURA BOULEVARD SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403
PHONE (818) 971-5100 FAX (818) 971-5155

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than those specified parties.

Kellogg & Andelson

Sherman Oaks, California
January 18, 2002